

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2019

Edward E. Jacobs, Jr.
Chief Executive Officer
BioAdaptives, Inc.
4385 Cameron St., Suite B
Las Vegas, NV 89103

      Re: BioAdaptives, Inc.
           Form 10-12G
           Filed May 10, 2019
           File No. 000-54949

Dear Mr. Jacobs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing and
                              Construction